SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the month dated April 30, 2004

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated April 29, 2004 re: Partner Communications reports first quarter results, attaching full financial report.

PARTNER COMMUNICATIONS REPORTS FIRST-QUARTER RESULTS
INTERIM FINANCIAL STATEMENTS
SIGNATURES

PARTNER COMMUNICATIONS REPORTS FIRST-QUARTER RESULTS

COMPANY POSTS RECORD QUARTERLY REVENUES OF NIS 1,218.6 MILLION

Rosh Ha’ayin, Israel, April 29th, 2004 — Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) today announced its results for the first quarter ended March 31st, 2004.

Highlights:

•	Revenues in Q1 2004 rose to NIS 1,218.6 million (US$ 269.1 million), up 18.2% from NIS 1,031.3 million in Q1 2003.

•	EBITDA for Q1 2004 rose to NIS 367.8 million (US$ 81.2 million), up 40.5% from NIS 261.8 million in Q1 2003.

•	Operating profit for Q1 2004 rose to NIS 235.3 million (US$ 52.0 million), up 80.6% from NIS 130.3 million for Q1 2003.

•	Net income for Q1 2004 rose to NIS 91.8 million (US$ 20.3 million), up 163.7% from NIS 34.8 million for Q1 2003.

•	Free cash flow for Q1 2004 rose to NIS 84.0 million (US$ 18.6 million), up 255.2% from NIS 23.7 million in Q1 2003.

•	Active subscribers rose 14.3% to 2,165,000 at the end of the quarter compared to 1,894,000 at the end of the first quarter of 2003.

•	Market share estimated at 32%, compared to 29% at the end of the first quarter of 2003.

•	Churn rate in the quarter was 3.3% versus 4.0% in Q1 2003.

•	Minutes of use per subscriber averaged 280 minutes per month for the quarter, up 4.9% from 267 minutes per month in Q1 2003.

•	ARPU for the quarter was NIS 168 (US$ 37), up 2.4% compared to NIS 164 in Q1 2003.

•	Average cost of acquiring a new subscriber (SAC) in the quarter was NIS 308 (US$ 68), down 27.7% compared to NIS 426 in Q1 2003.

Commenting on the first quarter results, Amikam Cohen, Partner’s CEO said: “The first quarter of 2004 was another strong quarter for Partner. Our financial and operating performance is the result of our strong market position, our strengths in marketing, customer service, network quality and our outstanding brand. In the first quarter of 2004 we started rolling out our advanced 3G network and will be offering later this year a range of services so far unavailable to customers in Israel, profoundly changing user experience in personal and organizational communication”.

Financial Review

Partner’s Q1 2004 revenues totaled NIS 1,218.6 million (US$ 269.1 million), up 18.2% from NIS 1,031.3 million in Q1 2003 and up 4.8% from NIS 1,162.9 million in Q4 2003. This compared to subscriber growth of 14.3% from Q1 2003 and 2.9% from Q4 2003. Revenue grew at a faster rate than subscribers primarily due to higher equipment revenues driven by handset sales to new and upgrading customers. 83% of the increase in revenues as compared to Q1 2003 was derived from an increase in service revenues driven primarily by increased minutes of use and subscriber growth, while 54% of the increased revenues as compared to Q4 2003 were driven by an increase in handset sales to new and upgrading customers.

Data and content revenues for Q1 2004 totaled NIS 83.1 million (US$ 18.4 million), or 6.8% of total revenues, compared to NIS 72.7 million, or 7.0% of total revenues in Q1 2003 and NIS 80.2 million, or 6.9% of total revenues in Q4 2003.

Cost of revenues in Q1 2004 increased by 9.7% to NIS 855.7 million (US$ 189.0 million), versus NIS 780.3 million in Q1 2003. Approximately 81% of the increase in cost of revenues as compared to Q1 2003 was derived from an increase in cost of services revenues, driven primarily by higher total interconnect charges from increased minutes of use. Compared to Q4 2003, cost of revenues increased by 6.0% from NIS 807.2 million. Approximately 67% of the increase from Q4 2003 was derived from an increase in cost of equipment revenues driven primarily by the cost of handsets sold to new and upgrading customers. The balance of the increase was driven primarily by higher total interconnect charges from increased minutes of use.

Selling and marketing expenses increased substantially by 17.2% in Q1 2004, totaling NIS 91.7 million (US$ 20.3 million) versus NIS 78.3 million in Q1 2003. Compared to Q4 2003, selling and marketing expenses increased by 28.9% from NIS 71.1 million. The substantial increase in selling and marketing in Q1 2004 resulted primarily from increased advertising expenses driven by the increased competition in the marketplace and expenses incurred in making changes to our sales distribution network. We expect sales and marketing expenses in Q2 2004 to be lower and more in line with the level of selling and marketing quarterly expenditures over the previous year.

General and administrative expenses in Q1 2004 totaled NIS 35.9 million (US$ 7.9 million) compared to NIS 42.4 million in Q1 2003, a decrease of 15.3%. Compared to Q4 2003, general and administrative expenses decreased by 20.2% from NIS 45.0 million. The decrease in general and administrative expenses is primarily from timing differences between the fourth quarter of 2003 and this quarter and improved collection results which reduced bad debt expenses.

Operating profit for the quarter was NIS 235.3 million (US$ 52.0 million), an increase of 80.6% from NIS 130.3 million in Q1 2003 and a decrease of 1.8% from NIS 239.5 million in Q4 2003. Operating profit for Q1 2004 as a percentage of revenues increased to 19.3% from 12.6% in Q1 2003 and decreased from 20.6% in Q4 2003. The substantial increase in the quarterly operating profit and operating profit as a percentage of revenues from Q1 2003 resulted primarily from strong revenue growth (18.2%), and stable expense levels. The decrease in quarterly operating profit from Q4 2003 resulted primarily from the increased level of selling and marketing expenses. The decrease in operating profit as a percentage of revenues as compared to Q4 2003 resulted primarily from lower gross profit margins derived from the larger incremental share of revenue growth from equipment sales with negative margins and higher selling and marketing expenses. EBITDA for Q1 2004 as a percentage of revenues increased to 30.2% from 25.4% in Q1 2003 and decreased from 32.4% in Q4 2003.

Financial expenses in Q1 2004 were NIS 87.0 million, (US$ 19.2 million), down 8.9% from NIS 95.5 million in Q1 2003. Compared to Q4 2003, financial expenses increased by 34.1% from NIS 64.9 million. Financial expenses were lower compared to Q1 2003 primarily due to lower bank debt levels and lower interest rates. Financial expenses were higher than Q4 2003 primarily due to net foreign exchange differences resulting from the 3.4% devaluation of the NIS versus the US Dollar in Q1 2004, compared with revaluation of 1.4% of the NIS versus the US Dollar in Q4 2003.

Income before taxes for the quarter was NIS 148.3 million (US$ 32.7 million), an increase of 326.1% from NIS 34.8 million in Q1 2003 and a decrease of 13.3% from NIS 171.1 million in Q4 2003. Income before taxes for Q1 2004 as a percentage of revenues increased to 12.2% from 3.4% in Q1 2003 and decreased from 14.7% in Q4 2003.

In Q1 2004, the Company had net income of NIS 91.8 million (US$ 20.3 million), or NIS 0.5 (US$ 0.1) per ADS or per share, compared to NIS 34.8 million, or NIS 0.19 per share or per ADS for Q1 2003, and net income of NIS 804.1 million, or NIS 4.36 per share or per ADS in Q4 of 2003. In Q4

2003 the Company recognized a tax asset of NIS 633.0 million, which increased its net income for that quarter. This marked the eighth consecutive quarter of net income.

“We are very pleased with our financial results for Q1 2004”, said Mr. Alan Gelman, Partner’s Chief Financial Officer. “We continued to achieve healthy margins, grow our revenues, generate cash flow, and reduce our overall debt levels.

Funding and Investing Review

In Q1 2004, the Company generated free cash flow for the eighth consecutive quarter, and reduced its bank debt by NIS 89.3 million (US$ 19.7 million). Over the past eight quarters the Company reduced its bank debt by NIS 920.0 million. Cash flow from operating activities net of investing activities totaled NIS 84.0 million (US$ 18.6 million) in Q1 2004, compared to positive cash flow of NIS 23.7 million in Q1 2003 and positive cash flow of NIS 271.8 million in Q4 2003. Cash flow from operating activities net of investing activities in Q4 2003 included NIS 99 million released from a security deposit set up to guarantee the annual interest payments on our US$ 175 million senior subordinated notes.

Net capital expenditures, including approximately NIS 80 million for our third generation network, totaled NIS 144.4 million (US$ 31.9 million) in Q1 2004, 11.9% of revenues, up from NIS 64.1 million in Q1 2003, 6.2% of revenues. Net capital expenditures in Q4 2003 were NIS 41.8 million, 3.6% of revenues.

As of the end of Q1 2004, the US dollar equivalent of US$ 380 million had been drawn from our US$ 683 million bank facility, leaving the Company with additional credit availability of US$ 303 million.

Operational Review

The Company’s active subscriber base as of March 31, 2004 totaled 2,165,000. We estimate our approximate market share to be at 32% versus 29% at the end of Q1 2003. The subscriber base is comprised of 364,000 business subscribers (17% of the base), 1,136,000 post-paid private subscribers (52% of the base) and 665,000 prepaid subscribers (31% of the base).

The quarterly churn rate for Q1 2004 was 3.3%, compared to 4.0% in Q1 2003 and 3.2% in Q4 2003.

ARPU for the first quarter of 2004 was NIS 168 (US$ 37), compared to NIS 164 for Q1 2003, an increase of 2.4%, and to NIS 170 for Q4 2003, a decrease of 1.2%. Average MOU for the quarter was 280 minutes compared to 267 minutes per month for Q1 2003, an increase of 4.9%, and to 276 minutes per month for Q4 2003, an increase of 1.4%.

The average cost of acquiring new subscribers (SAC) in Q1 2004 was NIS 308 (US$ 68), compared to NIS 426 in Q1 2003 and NIS 298 for Q4 2003.

Mr. Gelman added: “Traditionally, Q1 is seasonally slower than Q2. We expect improved profitability, and higher margins in Q2.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first-quarter results on Thursday, April 29th, 2004, at 18:00 Israel local time (11AM Eastern time). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends and until midnight on May 5th, 2004.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to more than two million subscribers in Israel. Partner subscribers can use roaming services in 136 destinations using 303 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

•	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;

•	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

•	The availability and cost of capital and the consequences of increased leverage;

•	The risks and costs associated with the need to acquire additional spectrum for current and future services;

•	The risks associated with technological requirements, technology substitution and changes and other technological developments;

•	Fluctuations in exchange rates;

•	The results of litigation filed or to be filed against us; and

•	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

•	As well as the risk factors specified under the heading “Risk Factors” in our 2003 annual report on Form 20F filed with the SEC on March 14th, 2003.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q1 2004 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31st, 2004: US $1.00 equals NIS 4.528. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.
Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial statements.

Contacts:

Mr. Alan Gelman Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: alan.gelman@orange.co.il	Dr. Dan Eldar V.P. Carrier, Investor and International Relations Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

			Convenience translation into
	New Israeli shekels		U.S. dollars
	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7,062	3,774	1,560	833
Accounts receivable:
Trade	511,712	482,141	113,011	106,480
Other	72,063	56,543	15,915	12,487
Inventories	141,717	102,861	31,298	22,717
Deferred income taxes	212,731	220,000	46,981	48,587

Total current assets	945,285	865,319	208,765	191,104

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivables — trade	26,707	13,906	5,898	3,071
Funds in respect of employee rights upon retirement	62,451	58,724	13,792	12,969

	89,158	72,630	19,690	16,040

FIXED ASSETS, net of accumulated depreciation and amortization	1,728,234	1,694,584	381,677	374,246

LICENSE AND DEFERRED CHARGES, net of amortization	1,367,909	1,325,948	302,100	292,833

DEFERRED INCOME TAXES	365,419	413,752	80,702	91,376

	4,496,005	4,372,233	992,934	965,599

			Convenience translation into
	New Israeli shekels		U.S. dollars
	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term bank loans	205,124	119,853	45,301	26,469
Accounts payable and accruals:
Trade	553,673	387,818	122,278	85,649
Other	167,494	252,585	36,991	55,784

Total current liabilities	926,291	760,256	204,570	167,902

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,512,392	1,687,215	334,009	372,618
Notes payable	792,400	766,325	175,000	169,241
Liability for employee rights upon retirement	81,189	76,506	17,930	16,896
Asset retirement obligations	6,548	6,367	1,446	1,406

Total long-term liabilities	2,392,529	2,536,413	528,385	560,161

Total liabilities	3,318,820	3,296,669	732,955	728,063

SHAREHOLDERS’ EQUITY:
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2003 and March 31, 2004 - 235,000,000 shares; issued and outstanding — December 31, 2003 - 182,695,574 shares and March 31, 2004 - 183,148,810 shares	1,831	1,827	404	403
Less — receivable in respect of shares	(2,638)	(4,374)	(583)	(966)
Capital surplus	2,310,379	2,303,055	510,243	508,625
Deferred compensation	(1,771)	(2,509)	(391)	(554)
Accumulated deficit	(1,130,616)	(1,222,435)	(249,694)	(269,972)

Total shareholders’ equity	1,177,185	1,075,564	259,979	237,536

	4,496,005	4,372,233	992,934	965,599

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

			Convenience
			translation into
	New Israeli shekels		U.S. dollars

	3 month period ended		3 month period ended
	March 31,		March 31,
	2004	2003	2004
	(Unaudited)
	In thousands (except per share data)
REVENUES — net:
Services	1,095,610	939,971	241,964
Equipment	123,036	91,295	27,172

	1,218,646	1,031,266	269,136

COST OF REVENUES:
Services	683,487	622,559	150,947
Equipment	172,179	157,753	38,025

	855,666	780,312	188,972

GROSS PROFIT	362,980	250,954	80,164
SELLING AND MARKETING EXPENSES	91,724	78,292	20,257
GENERAL AND ADMINISTRATIVE EXPENSES	35,941	42,354	7,938

OPERATING PROFIT	235,315	130,308	51,969
FINANCIAL EXPENSES — net	87,028	95,488	19,220

INCOME BEFORE TAXES ON INCOME	148,287	34,820	32,749
TAXES ON INCOME	56,468		12,471

NET INCOME FOR THE PERIOD	91,819	34,820	20,278

EARNINGS PER SHARE (“EPS”) — basic and diluted	0.50	0.19	0.11

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	182,981,363	181,649,859	182,981,363

Diluted	184,867,279	183,286,020	184,867,279

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
	New Israeli shekels		U.S. dollars

	3 month period ended		3 month period ended
	March 31,		March 31,
	2004	2003	2004
	(Unaudited)
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	91,819	34,820	20,278
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	134,543	134,977	29,714
Amortization of deferred compensation related to employee stock option grants, net	381	1,838	84
Liability for employee rights upon retirement	4,683	3,802	1,034
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	25,823	(6,843)	5,703
Erosion of security deposit		1,141
Deferred income taxes	55,602		12,279
Income tax benefit in respect of exercise of option granted to Employees	866		192
Capital gain on sale of fixed assets	(191)	(3,004)	(42)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(42,372)	21,415	(9,358)
Other	(15,520)	(5,675)	(3,428)
Increase (decrease) in accounts payable and accruals:
Trade	87,287	8,209	19,277
Other	(86,978)	(49,319)	(19,209)
Increase in inventories	(38,856)	(10,199)	(8,581)
Increase in asset retirement obligations	40		9

Net cash provided by operating activities	217,127	131,162	47,952

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(126,957)	(108,882)	(28,038)
Purchase of additional spectrum	(2,962)		(654)
Proceeds from sale of fixed assets	552	4,074	122
Funds in respect of employee rights upon retirement	(3,727)	(2,698)	(823)

Net cash used in investing activities	(133,094)	(107,506)	(29,393)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	8,555	305	1,889
Repayment of long term bank loans	(89,300)	(23,700)	(19,721)

Net cash used in financing activities	(80,745)	(23,395)	(17,832)

INCREASE IN CASH AND CASH EQUIVALENTS	3,288	261	727
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,774	1,360	833

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,062	1,621	1,560

Supplementary information on investing activities not involving cash flows

At March 31, 2004, trade payables include NIS 90,007,000 ($ 19,878,000) (unaudited) and NIS 55,242,000 ($ 12,200,000) (unaudited) in respect of acquisition of fixed assets and additional spectrum, respectively. This balance will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

			Convenience
			translation into
	New Israeli shekels*		U.S. dollars**

	3 Month Period Ended		3 Month Period Ended
	March 31,		March 31,
	2004	2003	2004
	(Unaudited)
	In thousands
Reconciliation between operating cashflows and EBITDA:
Net cash provided by operating activities	217,127	131,162	47,952
Liability for employee rights upon retirement	(4,683)	(3,802)	(1,034)
Erosion of (Accrued interest and exchange and linkage differences on) long-term liabilities	(25,823)	6,843	(5,703)
Erosion of security deposit	—	(1,141)	—
Increase (decrease) in accounts receivable:
Trade	42,372	(21,415)	9,358
Other	15,520	5,675	3,428
Decrease (increase) in accounts payable and accruals:
Trade	(87,287)	(8,209)	(19,277)
Other	86,978	49,319	19,209
Increase in inventories	38,856	10,199	8,581
Decrease in Assets Retirement Obligation	(40)	—	(9)
Financial Expenses***	84,752	93,149	18,717

EBITDA	367,772	261,780	81,222

*	The financial statements have been prepared on the basis of historical cost.

**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2004: US $1.00 equals 4.528 NIS.

***	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels
	3 month period ended
	March 31	June 30	September 30	December 31	March 31
	2003	2003	2003	2003	2004
	(Unaudited)
	In thousands
REVENUES — net	1,031,266	1,077,239	1,196,284	1,162,930	1,218,646
COST OF REVENUES	780,312	739,831	809,072	807,241	855,666

GROSS PROFIT	250,954	337,408	387,212	355,689	362,980
SELLING AND MARKETING EXPENSES	78,292	81,282	83,291	71,143	91,724
GENERAL AND ADMINISTRATIVE EXPENSES	42,354	38,099	36,937	44,997	35,941

OPERATING PROFIT	130,308	218,027	266,984	239,549	235,315
FINANCIAL EXPENSES — net	95,488	62,926	98,409	64,887	87,028
LOSS OF IMPAIRMENT OF INVESTMENT IN NON-MARKETABLE SECURITIES				3,530

INCOME BEFORE TAXES ON INCOME	34,820	155,101	168,575	171,132	148,287
TAX BENEFIT (TAXES ON INCOME)				633,022	(56,468)

NET INCOME FOR THE PERIOD	34,820	155,101	168,575	804,154	91,819

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

SUMMARY OPERATING DATA

	March 31, 2004	March 31, 2003
Subscribers (in thousands)	2,165	1,894
Estimated share of total Israeli mobile telephone subscribers	32%	29%
Churn rate in quarter	3.3%	4.0%
Average monthly usage in quarter per subscriber (minutes)	280	267
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	168	164
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	2,143 (725)	2,065 (738)
Subscriber acquisition costs in quarter per subscriber (NIS)	308	426
Number of employees (full-time equivalent)	2,963	2,733

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AT MARCH 31, 2004
(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AT MARCH 31, 2004
(Unaudited)

Page
AUDITORS’ REVIEW REPORT	2
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — IN NOMINAL NEW ISRAELI SHEKELS (NIS):
Balance Sheets — March 31, 2004 and December 31, 2003	3-4
Statements of Operations — Three Months Ended March 31, 2004 and the year ended December 31, 2003	5
Statement of Changes in Shareholders’ Equity — Three Months Ended March 31, 2004	6
Statements of Cash Flows — Three Months Ended March 31, 2004 and 2003	7
Notes to Financial Statements — March 31, 2004	8-12

The amounts are stated in New Israeli Shekels (NIS) in thousands.

April 29, 2004

The Board of Directors of
Partner Communications Company Ltd

Re:	Review of condensed consolidated unaudited interim financial statements for the 3 month period ended March 31, 2004

At your request, we have reviewed the condensed consolidated interim balance sheet of Partner Communications Company Ltd. (hereafter — the Company) at March 31, 2004, the condensed consolidated statements of operations, changes in shareholders’ equity and cash flows for the 3 month period then ended. Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. Inter alia, these procedures, include: reading of the aforementioned financial statements, reading of minutes of meetings of shareholders and the board of directors and making inquiries of Company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the above-mentioned condensed consolidated interim financial statements.

During our review, nothing came to our attention that indicated that significant adjustments should be made in the said interim consolidated condensed financial statements in order for them to be considered as having been prepared in accordance with accounting principles generally accepted in United State and in accordance with SEC regulations for interim financial statements (Regulations S-X: Item 210.10-01).

Sincerely yours,

2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

			Convenience translation into
	New Israeli shekels		U.S. dollars (see note 2b)
	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	7,062	3,774	1,560	833
Accounts receivable:
Trade	511,712	482,141	113,011	106,480
Other	72,063	56,543	15,915	12,487
Inventories	141,717	102,861	31,298	22,717
Deferred income taxes	212,731	220,000	46,981	48,587

Total current assets	945,285	865,319	208,765	191,104

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivables — trade	26,707	13,906	5,898	3,071
Funds in respect of employee rights upon retirement	62,451	58,724	13,792	12,969

	89,158	72,630	19,690	16,040

FIXED ASSETS, net of accumulated depreciation and amortization	1,728,234	1,694,584	381,677	374,246

LICENSE AND DEFERRED CHARGES, net of amortization	1,367,909	1,325,948	302,100	292,833

DEFERRED INCOME TAXES	365,419	413,752	80,702	91,376

	4,496,005	4,372,233	992,934	965,599

     Date of approval of the financial statements: April 29, 2004

Amikam Cohen Chief Executive Officer	Alan Gelman Chief Financial Officer

3

			Convenience translation into
	New Israeli shekels		U.S. dollars (see note 2b)
	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans	205,124	119,853	45,301	26,469
Accounts payable and accruals:
Trade	553,673	387,818	122,278	85,649
Other	167,494	252,585	36,991	55,784

Total current liabilities	926,291	760,256	204,570	167,902

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,512,392	1,687,215	334,009	372,618
Notes payable	792,400	766,325	175,000	169,241
Liability for employee rights upon retirement	81,189	76,506	17,930	16,896
Asset retirement obligations	6,548	6,367	1,446	1,406

Total long-term liabilities	2,392,529	2,536,413	528,385	560,161

Total liabilities	3,318,820	3,296,669	732,955	728,063

SHAREHOLDERS’ EQUITY:
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2003 and March 31, 2004 — 235,000,000 shares; issued and outstanding — December 31, 2003 182,695,574 shares and March 31, 2004 183,148,810 shares	1,831	1,827	404	403
Less — receivable in respect of shares	(2,638)	(4,374)	(583)	(966)
Capital surplus	2,310,379	2,303,055	510,243	508,625
Deferred compensation	(1,771)	(2,509)	(391)	(554)
Accumulated deficit	(1,130,616)	(1,222,435)	(249,694)	(269,972)

Total shareholders’ equity	1,177,185	1,075,564	259,979	237,536

	4,496,005	4,372,233	992,934	965,599

The accompanying notes are an integral part of these condensed financial statements.

4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

			Convenience
			translation into
			U.S. dollars
	New Israeli shekels		(see note 2b)
	3 month period ended		3 month period ended
	March 31,		March 31,
	2004	2003	2004
	(Unaudited)
	In thousands (except per share data)
REVENUES — net:
Services	1,095,610	939,971	241,964
Equipment	123,036	91,295	27,172

	1,218,646	1,031,266	269,136

COST OF REVENUES:
Services	683,487	622,559	150,947
Equipment	172,179	157,753	38,025

	855,666	780,312	188,972

GROSS PROFIT	362,980	250,954	80,164
SELLING AND MARKETING EXPENSES	91,724	78,292	20,257
GENERAL AND ADMINISTRATIVE EXPENSES	35,941	42,354	7,938

OPERATING PROFIT	235,315	130,308	51,969
FINANCIAL EXPENSES — net	87,028	95,488	19,220

INCOME BEFORE TAXES ON INCOME	148,287	34,820	32,749
TAXES ON INCOME	56,468		12,471

NET INCOME FOR THE PERIOD	91,819	34,820	20,278

EARNINGS PER SHARE (“EPS”) — basic and diluted	0.50	0.19	0.11

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	182,981,363	181,649,859	182,981,363

Diluted	184,867,279	183,286,020	184,867,279

The accompanying notes are an integral part of these condensed financial statements.

5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT
OF CHANGES IN SHAREHOLDERS` EQUITY

		Receivables
		in respect
	Share	of shares	Capital	Deferred	Accumulated
	capital	issued	surplus	compensation	deficit	Total
	In thousands
New Israeli shekels (note 2b)
BALANCE AT JANUARY 1, 2004 (audited)	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564
CHANGES DURING THE 3 MONTHS ENDED MARCH 31, 2004 (unaudited):
Exercise of options granted to employees	4	1,736	6,815			8,555
Income tax benefit in respect of exercise of options granted to employees			866			866
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited			(357)	738		381
Net income					91,819	91,819

BALANCE AT MARCH 31, 2004 (unaudited)	1,831	(2,638)	2,310,379	(1,771)	(1,130,616)	1,177,185

Convenience translation into U.S. dollars (note 2b)
BALANCE AT JANUARY 1, 2004 (audited)	403	(966)	508,625	(554)	(269,972)	237,536
CHANGES DURING THE 3 MONTHS ENDED MARCH 31, 2004 (unaudited):
Exercise of options granted to employees	1	383	1,505			1,889
Income tax benefit in respect of exercise of options granted to employees			192			192
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited			(79)	163		84
Net income					20,278	20,278

BALANCE AT MARCH 31, 2004 (unaudited)	404	(583)	510,243	(391)	(249,694)	259,979

The accompanying notes are an integral part of these condensed financial statements.

6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
			U.S. dollars
	New Israeli shekels		(see note 2b)
	3 month period		3 month period
	ended March 31,		ended March 31,
	2004	2003	2004
	(Unaudited)
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	91,819	34,820	20,278
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	134,543	134,977	29,714
Amortization of deferred compensation related to employee stock option grants, net	381	1,838	84
Liability for employee rights upon retirement	4,683	3,802	1,034
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	25,823	(6,843)	5,703
Erosion of security deposit		1,141
Deferred income taxes	55,602		12,279
Income tax benefit in respect of exercise of option granted to Employees	866		192
Capital gain on sale of fixed assets	(191)	(3,004)	(42)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(42,372)	21,415	(9,358)
Other	(15,520)	(5,675)	(3,428)
Increase (decrease) in accounts payable and accruals:
Trade	87,287	8,209	19,277
Other	(86,978)	(49,319)	(19,209)
Increase in inventories	(38,856)	(10,199)	(8,581)
Increase in asset retirement obligations	40		9

Net cash provided by operating activities	217,127	131,162	47,952

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(126,957)	(108,882)	(28,038)
Purchase of additional spectrum	(2,962)		(654)
Proceeds from sale of fixed assets	552	4,074	122
Funds in respect of employee rights upon retirement	(3,727)	(2,698)	(823)

Net cash used in investing activities	(133,094)	(107,506)	(29,393)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	8,555	305	1,889
Repayment of long term bank loans	(89,300)	(23,700)	(19,721)

Net cash used in financing activities	(80,745)	(23,395)	(17,832)

INCREASE IN CASH AND CASH EQUIVALENTS	3,288	261	727
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,774	1,360	833

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,062	1,621	1,560

Supplementary information on investing activities not involving cash flows

At March 31, 2004, trade payables include NIS 90,007,000 ($ 19,878,000) (unaudited) and NIS 55,242,000 ($ 12,200,000) (unaudited) in respect of acquisition of fixed assets and additional spectrum, respectively. This balance will be given recognition in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

7

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited)

1.	Nature of operations:

Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at March 31, 2004 and for the three-month period then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted in the United States for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles in the United States, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange
	rate of the
	U.S. dollar	Israeli CPI
	%	%
Three months ended March 31,
2004	3.4	(0.1)
2003	(1.1)	0.8
Year ended December 31,
2003	(7.6)	(1.9)

The Nominal NIS figures at March 31, 2004 and December 31, 2003 and for the three month periods ended at March 31, 2004 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at March 31, 2004 ($ 1 = NIS 4.528). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

8

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited)

3.	Stock based compensation

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB 25, compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

FAS No. 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method as defined in FAS 123. No options were granted during the three-months period ended March 31, 2003 and 2004.

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation

			Convenience
			translation into
			U.S. dollars
	New Israeli shekels
	3 month		(see note 2b) 3 month
	period ended		period ended
	March 31,		March 31,
	2004	2003	2004
	(Unaudited)
	In thousands (except EPS data)
Net income, as reported	91,819	34,820	20,278
Add: stock based employee compensation expense, included in reported net income (2004-net of income taxes)	244	1,838	54
Deduct: stock based employee compensation expense determined under fair value method for all awards (2004-net of income taxes)	899	4,284	199
Pro-forma net income	91,164	32,374	20,531
EPS:
Basic — as reported	0.50	0.19	0.11
Basic — pro forma	0.50	0.18	0.11
Diluted — as reported	0.50	0.19	0.11
Diluted — pro-forma	0.49	0.18	0.11

9

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited)

4.	Recent accounting pronouncement:

FAS 132 (revised 2003)

In December 2003, the FASB issued FAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”)”. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions were effective for 2003 calendar year-end financial statements and accordingly have been applied by the Company in the 2003 annual consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

5.	Contingencies:

a)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and a proposed amended motion and claim. The motion to amend was granted. The Company has submitted its response. According to a procedural agreement between the parties, both the private consumer and the Company have submitted written summations. The private consumer is still scheduled to submit response summations.

While the amount of the claim is substantial, the ultimate liability cannot be determined because of the considerable uncertainties that exist. At this stage, unless and until the claim is certified as class action, the Company and its legal council are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, the Company and its legal advisers are of the opinion that in light of the facts known at this early stage, the chances that a material amount would be ordered in favor of the plaintiffs are low.

10

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2004

(Unaudited)

5.	Contingencies (continued):

b)	On July 8, 2001, a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the parties are holding negotiations and the claim concerns a contract interpretation issue, the Company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

c)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regards to a preliminary motion to dismiss, which was submitted by the Company.

At this stage, and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

d)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

e)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

11

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2004

(Unaudited)

5.	Contingencies (continued):

f)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

g)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq has lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On January 6, 2004, the Supreme Court — within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using the Company’s network for calls from fixed lines to mobile lines — ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the appeal, therefore the effect of the Ministry of Communication’s decision on the Company’s results (income of approximately NIS 19.5 million), was not recognized.

6.	On March 15, 2004, the Company signed a Memorandum Of Agreement (“MOA”) with Matav — Cable Systems Media Ltd. (“Matav”) and its shareholders, Dankner Investments Ltd. and Delek Investments Ltd. —, which are all considered related parties of the Company. Matav is an Israeli cable television provider and its shares are registered both in the US and Israel.

The MOA sets out the principles for a transaction, under which the Company will purchase up to 40% of the shareholding of Matav in consideration for up to $137 million in cash, and receive control in Matav for a period of two years from the closing date. The transaction is subject to a number of conditions precedent, including, inter-alia, the approval of the parties’ respective Boards of Directors, as stipulated in the MOA and other necessary corporate approvals. As of April 29, 2004, these conditions have not been met yet.

12

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

	By	/s/ Alan Gelman Name: Alan Gelman Title: Chief Financial Officer
Dated: April 30, 2004